                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)


                               TransMontaigne Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    89393410
            ---------------------------------------------------------

                                 (CUSIP Number)


                              Yorktown Partners LLC
                       410 Park Avenue, New York, NY 10022
                                 (212) 515-2100
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 12, 1999
     -----------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)




         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.


                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See rule 13-7(b) for other parties to whom copies are to be sent.



                          (Continued on the following pages)




                                  (Page 1 of 9 Pages)

                                  SCHEDULE 13D
-------------------                                         -------------------
CUSIP NO. 89393410                                          Page 2 of 9 Pages
-------------------                                         -------------------
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Yorktown Partners LLC
         13-3958089
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                              [ ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                  7.  SOLE VOTING POWER

                      2,198,973
    NUMBER OF     --------------------------------------------------------------
     SHARES       8.  SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY          0
      EACH        --------------------------------------------------------------
   REPORTING      9.  SOLE DISPOSITIVE POWER
     PERSON
      WITH            2,198,973
                  --------------------------------------------------------------
                  10. SHARED DISPOSITIVE POWER

                      0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,198,973
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
         SHARES*                                                            [ ]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         6.7%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         OO
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
-------------------                                         -------------------
CUSIP NO. 89393410                                          Page 3 of 9 Pages
-------------------                                         -------------------
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Yorktown Energy Partners II, L.P.
         13-3803552
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                              [ ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                  7.  SOLE VOTING POWER

                      0
    NUMBER OF     --------------------------------------------------------------
     SHARES       8.  SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY          0
      EACH        --------------------------------------------------------------
   REPORTING      9.  SOLE DISPOSITIVE  POWER
     PERSON
      WITH            0
                  --------------------------------------------------------------
                  10. SHARED DISPOSITIVE POWER

                      0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
         SHARES*                                                            [ ]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         0.0%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         PN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
-------------------                                         -------------------
CUSIP NO. 89393410                                          Page 4 of 9 Pages
-------------------                                         -------------------
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Yorktown II Company LLC
         13-3968829
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                              [ ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                  7.  SOLE VOTING POWER

                      88,007
    NUMBER OF     --------------------------------------------------------------
     SHARES       8.  SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY          0
      EACH        --------------------------------------------------------------
   REPORTING      9.  SOLE DISPOSITIVE  POWER
     PERSON
      WITH            88,007
                  --------------------------------------------------------------
                  10. SHARED DISPOSITIVE POWER

                      0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         88,007
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
         SHARES*                                                            [ ]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         0.3%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         OO
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
-------------------                                         -------------------
CUSIP NO. 89393410                                          Page 5 of 9 Pages
-------------------                                         -------------------
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Yorktown Energy Partners III, L.P.
         13-3960615
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                              [ ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                  7.  SOLE VOTING POWER

                      2,133,373
    NUMBER OF     --------------------------------------------------------------
     SHARES       8.  SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY          0
      EACH        --------------------------------------------------------------
   REPORTING      9.  SOLE DISPOSITIVE  POWER
     PERSON
      WITH            2,133,373
                  --------------------------------------------------------------
                  10. SHARED DISPOSITIVE POWER

                      0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,133,373
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
         SHARES*                                                            [ ]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         6.5%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         PN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
-------------------                                         -------------------
CUSIP NO. 89393410                                          Page 6 of 9 Pages
-------------------                                         -------------------
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Yorktown III Company LLC
         13-3958088
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                              [ ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                  7.  SOLE VOTING POWER

                      2,133,373
    NUMBER OF     --------------------------------------------------------------
     SHARES       8.  SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY          0
      EACH        --------------------------------------------------------------
   REPORTING      9.  SOLE DISPOSITIVE  POWER
     PERSON
      WITH            2,133,373
                  --------------------------------------------------------------
                  10. SHARED DISPOSITIVE POWER

                      0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,133,373
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
         SHARES*                                                            [ ]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         6.5%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         OO
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
------------------------                                  ----------------------
   CUSIP No.  89393410                                       Page 7 of 9 Pages
------------------------                                  ----------------------


         The information contained in this Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends the Schedule 13D dated March 25, 1999 filed with the Securities and Exchange Commission by Yorktown Partners LLC, a Delaware limited liability company, and certain of its affiliates (the "Schedule 13D"). This Amendment No. 1 amends the Schedule 13D with respect to only those items listed below and should be read in conjunction with the Schedule 13D. All capitalized terms not otherwise defined herein have the meanings ascribed to them in the
Schedule 13D.

         The purpose of this Amendment No. 1 is to report the distribution by Partnership II of all of the Shares owned by it to the partners of Partnership
II. As a result of such distribution, as of May 12, 1999, Partnership II no longer owns any Shares.

          This filing of Amendment No. 1 is not, and should not be deemed to be, an admission that the Schedule 13D or any amendment thereto is required to be filed.


ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

Item 5(a) is amended by deleting it in its entirety and replacing it with the following:

      (a) (i) GP II owns 88,007 Shares, or approximately 0.3% of the outstanding Shares of the Issuer.

          (ii) Partnership III owns, and GP III and Yorktown beneficially own as general partner and investment manager, respectively, of Partnership III, shares of Series A Convertible Preferred Stock of the Issuer (the "Series A Preferred") which are convertible into 1,333,333 Shares. Partnership III also owns, and GP III and Yorktown beneficially own, warrants to purchase up to 800,040 Shares. In aggregate, Partnership III beneficially owns,and GP III and Yorktown beneficially own as general partner and investment manager, respectively, of Partnership III, 2,133,373 Shares, or approximately 6.5% of the outstanding Shares of the Issuer.

         (iii) Certain individual investors have granted Yorktown an irrevocable power of attorney, pursuant to which Yorktown, as agent, has full investment and voting power over Shares owned by such investors. As a result of such powers of attorney, Yorktown, as agent, beneficially owns shares of Series A Preferred convertible into 41,000 Shares and warrants to purchase up to 24,600 shares, for an aggregate of 65,600 Shares, or approximately 0.2% of the outstanding Shares of the Issuer.

          (iv) Yorktown, as investment manager to Partnership III and as agent through the powers of attorney described above, may be deemed to beneficially own an aggregate of 2,198,973 Shares, or approximately 6.7% of the outstanding Shares of the Issuer.

                                  SCHEDULE 13D
------------------------                                  ----------------------
   CUSIP No.  89393410                                       Page 8 of 9 Pages
------------------------                                  ----------------------



          (v) Mr. Lawrence beneficially owns 76,625 Shares, or approximately 0.3% of the outstanding Shares; Mr. Keenan beneficially owns 26,024 Shares, or approximately 0.1% of the outstanding Shares; Mr. Leidel beneficially owns 14,637 Shares, or approximately 0.1% of the outstanding Shares; and Mr. LaCosta beneficially owns no Shares.

Item 5(c) is amended by adding the following paragraph at the end of that Item:

         Effective May 12, 1999, Partnership II distributed all of the 555,556 Shares owned by it to its partners. An aggregate of 467,549 Shares were distributed to the limited partners of Partnership II based on their relative percentage interests in Partnership II, and 88,007 Shares were distributed to GP II in respect of its general partner interest.

                                  SCHEDULE 13D
------------------------                                  ----------------------
   CUSIP No.  89393410                                       Page 9 of 9 Pages
------------------------                                  ----------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             YORKTOWN PARTNERS LLC


Date: May 28, 1999                    By:    /s/ Peter A. Leidel
                                             -----------------------------------
                                             Name:    Peter A. Leidel
                                             Title:   Member

                                             YORKTOWN ENERGY PARTNERS II, L.P.

                                      By:    Yorktown II Company LLC
                                      Its:   General Partner


Date: May 28, 1999                    By:    /s/ Peter A. Leidel
                                             -----------------------------------
                                             Name:    Peter A. Leidel
                                             Title:   Member

                                             YORKTOWN II COMPANY LLC


Date: May 28, 1999                    By:    /s/ Peter A. Leidel
                                             -----------------------------------
                                             Name:    Peter A. Leidel
                                             Title:   Member

                                             YORKTOWN ENERGY PARTNERS III, L.P.

                                             By:    Yorktown III Company LLC
                                             Its:   General Partner


Date: May 28, 1999                    By:    /s/ Peter A. Leidel
                                             -----------------------------------
                                             Name:    Peter A. Leidel
                                             Title:   Member

                                             YORKTOWN III COMPANY LLC


Date: May 28, 1999                    By:    /s/ Peter A. Leidel
                                             -----------------------------------
                                             Name:    Peter A. Leidel
                                             Title:   Member